Exhibit 99.1

TEN, Ltd.

367 Syngrou Avenue, 175 64 P. Faliro, Hellas

Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr

Website: http://www.tenn.gr

Press Release

November 20, 2025

TEN, LTD. REPORTS PROFITS FOR THE NINE MONTHS AND THIRD QUARTER ENDED SEPTEMBER 2025 AND DECLARES COMMON SHARE DIVIDEND OF $1

$4 billion in Minimum Contracted Revenue

Gross Revenues of $577 million and net income of $103 million, or $2.75 per share

$1.00 New Common Share Dividend, following $0.60 July 2025 Semi- Annual Payment

Dynamic growth – 20 Vessel Total Newbuilding Program Including Three VLCCs

Stronger Tanker Fundamentals Supported by Market Tightness and Geopolitics

November 20, 2025 – TEN, Ltd (TEN) (NYSE: TEN) (the “Company”) today reported results (unaudited) for the nine months and third quarter ended September 30, 2025.

NINE MONTHS 2025 SUMMARY RESULTS

TEN’s fleet generated $577 million in gross revenues resulting in approx. $171 million in operating income inclusive of $12.5 million in capital gains from the sale of four older vessels.

The net income for the first nine months of 2025 was $103 million or $2.75 per share.

Adjusted EBITDA for the first nine months of 2025 was $289 million.

Fleet utilization in the first nine months of 2025 increased to 96.2% from 92.2% in the corresponding period of 2024 due to the aforementioned recalibration of fleet employment.

The average Time Charter Equivalent (TCE) per vessel per day for the nine months of 2025 remained at a solid $30,703.

Total operating expenses per vessel per day, however, remained competitive at $9,797.

Depreciation and amortization totaled $125.6 million, reflecting the continuous addition of newer and larger vessel classes to the fleet.

Total debt obligations at the end of the 2025 nine-months stood at $1.9 billion.

Interest and finance costs for the nine-months of 2025 were $15 million lower from the 2024 corresponding period, at $72.7 million principally due to lower global interest rates.

Visit our company website at: http://www.tenn.gr

At the end of September 2025, TEN’s cash position stood at a healthy $264.3 million after $134.6 million in scheduled principal payments, $178 million in yard predelivery installments and capitalized expenses and $20.3 million in preferred share dividend payments during the first nine months of 2025.

Q3 2025 SUMMARY RESULTS

In the third quarter of 2025, TEN’s gross revenues reached $186.2 million while operating income, after $9 million in gains from the sale of three older vessels, was at $60.5 million.

Net income in the third quarter of 2025 increased to $38.3 million translating to $1.05 per share from $26.5 million and $0.67 per share in the third quarter of 2024. A $11.8 million increase.

Preferred dividends for the third quarter of 2025 were $6.8 million, identical to the levels of the 2024 third quarter.

Adjusted EBITDA for the third quarter of 2025 was at $95.6 million.

Fleet utilization during the third quarter of 2025 was 95%.

Average TCE per vessel per day in the third quarter of 2025 was $30,601.

Operating expenses per vessel per day in the third quarter of 2025 remained at a competitive $9,904, the result of efficient vessel management by TEN’s technical managers.

General and administrative expenses in the third quarter of 2025 experienced a $5.0 million drop from the 2024 third quarter levels and settled at $9.2 million.

Depreciation and amortization expenses during the third quarter of 2025 were in line with the continuous addition of newer and larger vessel classes to the fleet at $42.4 million.

SUBSEQUENT EVENTS

On October 1, 2025, TEN took delivery, from HD Hyundai Heavy Industries of South Korea, of the eco scrubber suezmax tanker Silia T which simultaneously entered a minimum three-year employment to a major US oil concern.

On October 24, 2025, Nikolas P. Tsakos, Founder & CEO of TEN was honored at the annual “Chrysanthemum Ball” Gala in New York, a leading social and philanthropic event. This year’s event paid tribute to Mr. Tsakos’s enduring contribution to the global maritime industry and his lifelong dedication to philanthropy, education, and community welfare.

In November 2025, TEN extended for a minimum two years, its VLCC Dias to a US major concern with an accretive minimum rate and profit-sharing features.

CORPORATE AFFAIRS – COMMON SHARE DIVIDEND

The Company’s Board of Directors approved a dividend distribution to holders of TEN’s common stock of $1.00 per share, $0.50 of which to be paid on December 19, 2025 to shareholders of record as of December 15, 2025, and $0.50 on February 19, 2026 to shareholders of record as of February 11, 2026.

On July 18, 2025, TEN paid a dividend of $0.60 per share to common shareholders.

Visit our company website at: http://www.tenn.gr

Since the Company’s NYSE listing in 2002, TEN has consistently demonstrated its commitment to reward long-standing shareholders, having distributed over $945 million in common and preferred share dividends.

CORPORATE STRATEGY

The first nine months of the year have been marked by the turmoil created by tariffs and trade restrictions. The rising global oil demand, low inventories, increasing geopolitical tensions and the uncertainty created by the IMO delayed decision, has further strengthened freight rates and asset prices.

In this exciting environment, TEN continues to navigate steadily, safely and increasingly profitably. With growing interest from oil majors for long-term contracts at attractive rates, management is pursuing fixtures that offer cash flow visibility and upside potential.

“With a fleet value in excess of $6 billion including an aggressive new-building program, TEN is increasing its critical mass in the areas it operates as it divests from its first-generation assets,” Mr. George Saroglou, President & COO commented. “With 62 vessels in the water and 20 under construction, many on long-term employment to major oil concerns, TEN will continue to provide an attractive proposition to those looking to participate in the energy transportation universe going forward,” Mr. Saroglou concluded.

TEN’s CURRENT NEWBUILDING PROGRAM

#	Name	Type	Delivery (exp)	Status	Employment
CONVENTIONAL TANKERS

1	Dr Irene Tsakos	Suezmax – Scrubber Fitted	Q2 2025	DELIVERED	Yes

2	Silia T	Suezmax – Scrubber Fitted	Q4 2025	DELIVERED	Yes

3	Delos T	MR – Scrubber Fitted	Q1 2026	Under Construction	TBA

4	Dilon	MR – Scrubber Fitted	Q1 2026	Under Construction	TBA

5	TBN	Panamax LR1 – Scrubber Fitted	Q2 2027	Under Construction	TBA

6	TBN	Panamax LR1 – Scrubber Fitted	Q3 2027	Under Construction	TBA

7	TBN	Panamax LR1 – Scrubber Fitted	Q4 2027	Under Construction	TBA

8	TBN	VLCC – Scrubber Fitted	Q4 2027	Under Construction	TBA

9	TBN	VLCC – Scrubber Fitted	Q1 2028	Under Construction	TBA

10	TBN	VLCC – Scrubber Fitted	Q2 2028	Under Construction	TBA

11	TBN	Panamax LR1 – Scrubber Fitted	Q3 2028	Under Construction	TBA

12	TBN	Panamax LR1 – Scrubber Fitted	Q3 2028	Under Construction	TBA

SHUTTLE TANKERS

13	Athens 04	DP2 Shuttle Tanker	Q2 2025	DELIVERED	Yes

14	Paris 24	DP2 Shuttle Tanker	Q3 2025	DELIVERED	Yes

15	Anfield	DP2 Shuttle Tanker	Q3 2026	Under Construction	Yes

16	TBN	DP2 Shuttle Tanker	Q3 2027	Under Construction	Yes

17	TBN	DP2 Shuttle Tanker	Q4 2027	Under Construction	Yes

18	TBN	DP2 Shuttle Tanker	Q1 2028	Under Construction	Yes

19	TBN	DP2 Shuttle Tanker	Q2 2028	Under Construction	Yes

20	TBN	DP2 Shuttle Tanker	Q3 2028	Under Construction	Yes

21	TBN	DP2 Shuttle Tanker	Q3 2028	Under Construction	Yes

22	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes

23	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes

24	TBN	DP2 Shuttle Tanker	Q4 2028	Under Construction	Yes

Visit our company website at: http://www.tenn.gr

ABOUT TEN LTD.

Founded in 1993 and celebrating 32 years as a public company, TEN is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 82 vessels, including ten DP2 shuttle tankers, three VLCCs, two scrubber-fitted MR product tankers and five scrubber-fitted LR1 tankers under construction, consisting of a mix of crude tankers, product tankers and LNG carriers totaling approx. 11 million dwt.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Conference Call Details:

As announced previously, today, Thursday, November 20, 2025, at 10:00 a.m. Eastern Time, TEN will host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 (US Toll-Free Dial In) or +1 201- 689-7823 (US and Standard International Dial In). Please quote “Tsakos” to the operator and/or conference ID 13757066.

Click here for additional participant International Toll-Free access numbers. Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Simultaneous Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.tenn.gr and click on Webcasts & Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

For further information, please contact:

Tsakos Energy Navigation Ltd.

George Saroglou

President & COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis/ Markella Kara

+212 661 7566 / ten@capitallink.com

Visit our company website at: http://www.tenn.gr

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data

(In Thousands of U.S. Dollars, except share, per share and fleet data)

	Three months ended September 30 (unaudited)		Nine months ended September 30 (unaudited)
STATEMENT OF OPERATIONS DATA	2025	2024	2025	2024
Voyage revenues	$186,228	$200,158	$576,588	$615,801

Voyage expenses	27,385	35,059	95,365	118,482
Charter hire expense	3,382	3,503	9,985	14,611
Vessel operating expenses	52,269	49,088	154,578	147,416
Depreciation and amortization	42,417	41,335	125,637	118,356
General and administrative expenses	9,220	14,222	32,363	29,453
Gain on sale of vessels	(8,902)	—	(12,456)	(48,662)

Total expenses	125,771	143,207	405,472	379,656

Operating income	60,457	56,951	171,116	236,145

Interest and finance costs, net	(23,710)	(32,209)	(72,690)	(87,407)
Interest income	2,127	3,217	7,665	11,152
Other, net	(3)	46	(24)	120

Total other expenses, net	(21,586)	(28,946)	(65,049)	(76,135)

Net income	38,871	28,005	106,067	160,010
Less: Net income attributable to the noncontrolling interest	(530)	(1,465)	(3,178)	(3,051)

Net income attributable to Tsakos Energy Navigation Limited	$38,341	$26,540	$102,889	$156,959

Effect of preferred dividends	(6,750)	(6,750)	(20,250)	(20,250)
Undistributed income allocated to non-vested restricted common stock	(326)	—	(887)	(481)

Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$31,265	$19,790	$81,752	$136,228

Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$1.05	$0.67	$2.75	$4.62

Weighted average number of shares, basic and diluted	29,816,603	29,505,603	29,713,506	29,505,603

BALANCE SHEET DATA	September 30 2025	December 31 2024
Cash	264,324	348,312
Other assets	178,436	192,035
Vessels, net	3,101,486	2,919,783
Advances for vessels under construction	355,764	246,392

Total assets	$3,900,010	$3,706,522

Debt and other financial liabilities, net of deferred finance costs	1,905,133	1,747,094
Other liabilities	154,932	192,231
Stockholders’ equity	1,839,945	1,767,197

Total liabilities and stockholders’ equity	$3,900,010	$3,706,522

	Three months ended September 30			Nine months ended September 30
	2025		2024	2025	2024
OTHER FINANCIAL DATA
Net cash provided by operating activities		$85,460	$59,657	$201,404	$219,879
Net cash used in investing activities		$(166,973)	$(66,349)	$(403,097)	$(422,861)
Net cash provided by financing activities		$58,617	$(29,328)	$117,705	$172,189
TCE per ship per day		$30,601	$32,539	$30,703	$33,390
Operating expenses per ship per day		$9,904	$9,188	$9,797	$9,306
Vessel overhead costs per ship per day		$1,636	$2,493	$1,921	$1,741

		11,540	11,681	11,718	11,047
FLEET DATA
Average number of vessels during period		61.2	62.0	61.7	61.8
Number of vessels at end of period		61.0	62.0	61.0	62.0
Average age of fleet at end of period	Years	10.1	10.0	10.1	10.0
Dwt at end of period (in thousands)		7,591	7,613	7,591	7,613
Time charter employment - fixed rate	Days	3,440	3,044	9,281	8,529
Time charter and pool employment - variable rate	Days	1,469	1,484	4,987	4,237
Spot voyage employment at market rates	Days	431	767	1,938	2,835

Total operating days		5,340	5,295	16,206	15,601
Total available days		5,634	5,704	16,850	16,921
Utilization		94.8%	92.8%	96.2%	92.2%
Non-GAAP Measures Reconciliation of Net income to Adjusted EBITDA
	Three months ended September 30			Nine months ended September 30
	2025		2024	2025	2024
Net income attributable to Tsakos Energy Navigation Limited		$38,341	$26,540	$102,889	$156,959
Depreciation and amortization		42,417	41,335	125,637	118,356
Interest Expense		23,710	32,209	72,690	87,407
Gain on sale of vessels		(8,902)	—	(12,456)	(48,662)

Adjusted EBITDA		$95,566	$100,084	$288,760	$314,060

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP measures used within the financial community may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods as well as comparisons between the performance of Shipping Companies. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. We are using the following Non-GAAP measures:

(i)

TCE which represents voyage revenue less voyage expenses is divided by the number of operating days less 29 days lost for the third quarter and 177 days for the nine-month of 2025 and 108 days for the prior year quarter of 2024 and 378 days for nine-month period of 2024, respectively, as a result of calculating revenue on a loading to discharge basis.

(ii)	Vessel overhead costs are General & Administrative expenses, which also include Management fees, Stock compensation expense and Management incentive award.

(iii)	Operating expenses per ship per day which exclude Management fees, General & Administrative expenses, Stock compensation expense and Management incentive award.

(iv)	Adjusted EBITDA. See above for reconciliation to net income.

Non-GAAP financial measures should be viewed in addition to and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

The Company does not incur corporation tax.